FORM 5

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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[ ]	Check this box if no longer subject to Section 16. Form 4 or Form 5 obli- gations may continue. See Instruc- tion 1(b).
[ ]	Form 3 Holdings Reported
[ ]	Form 4 Transactions Reported
1. Name and Address of Reporting Person* Lake, II, Charles Ditmars	2. Issuer Name and Ticker or Trading Symbol AFLAC INCORPORATED (AFL)					6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
							Director	10% Owner
						X	Officer (give title below)	Other (specify below)
President - AFLAC Japan
(Last) (First) (Middle) 3-9-15 Daizawa Setagaya	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)		4. Statement for Month/Year 12/31/2002			7. Individual or Joint/Group Reporting (check applicable line)
			5. If Amendment, Date of Original (Month/Year)			X	Form Filed by One Reporting Person
(Street) Tokyo, Japan							Form Filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans- action Code (Instr.8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Ben- eficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Di- rect (D) or Indi- rect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock	12/31/02		I	6(1)	A		850	I	401(K) Plan

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC2270 (9-02)

FORM 5 (continued)	Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Sec- urity	3. Trans -action Date (Month/ Day/ Year)	3A. Deem -ed Ex- ecution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr.8)	5. Number of Deriva- tive Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercis- able and Expi- ration Date (Month/Day/ Year)		7. Title and Amount of Underly- ing Securities (Instr. 3 and 4)		8. Price of De- riva- tive Secu- rity (Instr. 5)	9. Number of De- rivative Securi- ties Ben- eficially Owned at End of Year (Instr. 4)	10. Owner- ship of Deriva- tive Se- curity: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
					(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Units		12/31/02 (2)		I	3		(2)		Common Stock	3	(2)	874	D

Explanation of Responses:

(1) Between January 1, 2002 and December 31, 2002, the reporting person acquired 6 shares of AFLAC Incorporated Common Stock under the AFLAC
Incorporated 401(k) plan. The information in this report is based on a plan statement dated as of December 31, 2002.
(2) The phantom stock units were accrued under AFLAC's Incorporated Executive Deferred Compensation Plan (EDCP). The EDCP holds Stock Units on the reporting party's behalf representing the value of the Common Stock. The stock units were accrued between 01/01/02 through 06/06/02 at prices ranging from
$27.2407 to $31.1944.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations.	**Signature of Reporting Person	Date
	See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	By: Patricia A. Bell For: Charles Ditmars Lake II
Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

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